SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following Exhibits 1 and 2 are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-147767) of Agrium Inc.:
1.	Consent of Blake, Cassels & Graydon LLP, dated December 10, 2007; and

2.	Consent of Bennett Jones LLP, dated December 10, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: December 10, 2007	By:	/s/ Bruce G. Waterman
		Name:	Bruce G. Waterman
		Title:	Senior Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Consent of Blake, Cassels & Graydon LLP, dated December 10, 2007
2	Consent of Bennett Jones LLP, dated December 10, 2007
3	Press Release, dated December 10, 2007